Exhibit 99.1

VivoPower International PLC Reports Financial Results for the Fiscal Year Ended June 30, 2023

Tembo distribution partner network scale considerably expanded; additional agreements signed adding 8,000+ EV kits (excluding MOUs) representing a 160% year on year increase in order and commitment book pipeline

Tembo and Vivo SES engineering team upscaled with 15 new hires recruited since 1 July 2022, doubling cumulative years of direct EV engineering experience to 100+ years

Annual group revenues (from continuing operations) of $15.1 million down 28% on a constant AUD/USD FX basis as materially adverse weather in Australia affected Aevitas Solar

Underlying group EBITDA1 (continuing operations) improved to ($5.7) million loss from ($9.1) million loss in FY22, reflecting lean management modus operandi

Cash balance at June 30, 2023 of $0.6m but was $2.8m pro-forma for receipt of earnout proceeds from the J.A. Martin ex-solar sale, investment from UAE

Post balance date, landmark JV agreement with Francisco Motors (Philippines) to electrify the iconic jeepneys in the Philippines with total addressable market estimated at US$10bn+

LONDON, October 2, 2023 (GLOBE NEWSWIRE) -- VivoPower International PLC (NASDAQ: VVPR) (“VivoPower,” the “Company”) today announced its results for the fiscal year ended June 30, 2023.

Highlights for the fiscal year ended June 30, 2023:

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Annual group revenue from continuing operations declined 33% year-on-year ("y-o-y") to $15.1 million, primarily due to fewer solar projects being executed at Aevitas Solar, with ongoing skills shortages in the Australian electrical and building & construction industry causing difficulties in resourcing projects to meet demand, as well as a further decline in the Australian dollar versus the US dollar. Excluding the effect of movements in the AUD/USD exchange rate, annual group revenue from continuing operations declined by 28%.

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Annual group gross loss from continuing operations decreased y-o-y to ($2.3) million from $0.3 million gross profit in Fiscal Year 2022 ("FY22") due to unseasonal wet weather conditions in Australia (as a result of the La Niña weather phenomenon) which delayed works. The loss recognized during the period for the Edenvale solar farm in Aevitas Solar amounted to $3.9 million. Excluding this one-off loss, group gross profit was $1.6 million.

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Annual net after-tax loss from continuing operations of ($20.1) million and earnings per share ("EPS") of ($0.82) per share, improved from a ($21.4) million loss and ($1.03) per share for FY22. Annual adjusted net after-tax loss[1] of ($14.2) million and adjusted EPS[1] of ($0.58) per share narrowed from a ($19.1) million loss and ($0.92) per share respectively for FY22.

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Annual underlying group adjusted EBITDA[1] loss from continuing operations was ($5.7) million, representing an improvement versus ($9.1) million EBITDA loss from continuing operations for FY22, reflecting lean management modus operandi.

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Group cash level was $0.6 million at June 30, 2023 (excluding restricted cash balances, bank guarantee deposits and other cash equivalents) but on a pro-forma basis, inclusive of earnout proceeds from the J.A. Martin ex-solar sale, initial cash investment received from UAE private investment office announced in June and loans from AWN Holdings, cash balance was $2.8m.

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In June 2023, VivoPower’s major shareholder agreed to further amend the loan and bridge financing facilities terms to extend the deferred interest payment date to 1 April 2025, further de-risking the Company’s balance sheet.

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In Fiscal Year 2023 (“FY23”), Tembo successfully negotiated several large distribution agreements with partners around the globe. In November 2022, the Company signed a definitive agreement with ETC Mauritius in Kenya for the distribution of 4,000 conversion kits, which marked Tembo’s largest agreement to date and its entry into the second hand light utility vehicle market. In that same month, it signed a supply agreement with Evolution Group Holdings to convert their fleet of Toyota Hilux ICE vehicles in Australia and New Zealand to battery-electric, making Evolution the first traffic management company to commit to the conversion of its fleet to EVs. In February, it signed a definitive agreement with Ulti-Mech in Australia to distribute 1,000 conversion kits, adding to its geographic coverage the important Western Australia mining region, a leading destination in the world for mining investment. In March, it signed a memorandum of understanding with Petrosea, a key supplier to the mining and oil & gas sectors in Indonesia, to distribute 2,000 conversion kits. In June, it signed a definitive agreement with Fourche Maline, an engineering and technical services company in Ghana, one of the largest mining countries in the world and the number one gold mining country in Africa, for 2,500 conversion kits.

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In June, Tembo signed a memorandum of understanding with Al Taif to form a partnership spanning distribution of Tembo EUV conversion kits, research & development, training in electric mobility and high voltage, as well as local assembly operations in the UAE.

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Post June 30, 2023, Tembo signed a landmark joint venture agreement with Francisco Motors, the pioneering manufacturer of jeepneys in the Philippines to electrify the iconic public transport vehicles. Francisco Motors and Tembo have already secured their first orders and have commenced work to deliver on those orders. The agreement will also give Tembo access to low-cost assembly and supply chains in the Philippines and Asia more broadly.

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VivoPower was recognized by B Lab United Kingdom as one of the Best for the World (BFTW) for Governance in 2022 and by Real Leaders as one of the top 200 global impact companies in the 2023 Real Leaders Impact Awards for the 3rd year in a row.

(1)	Adjusted EBITDA, adjusted net after-tax loss and adjusted EPS are non-GAAP measures. See the “About Non-IFRS Financial Measures” section and reconciliation tables accompanying the release.

A reconciliation of IFRS (“International Financial Reporting Standards”) to non-IFRS financial measures has been provided in the financial statement table included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Executive Chairman, Kevin Chin noted “The financial year ended June 30, 2023 was challenging. We delivered considerable progress on Tembo operationally and commercially but at a group level we were adversely impacted by the negative consequences of unexpected and prolonged adverse weather conditions and skills shortages in Australia, where the majority of our revenue, gross profit and earnings are currently generated. Both have now abated and we are looking at a much more promising Fiscal Year 2024 with a resumption of growth expected across all of our business units.

The uncontrollable factors in Australia have resulted in significant delays in both projects and deliveries, resulting in gross profit being below budget. This includes a one-off loss of $3.9m at the gross profit level, attributable to the Edenvale solar project in Australia, which became unprofitable directly as a consequence of extreme unprecedented weather conditions and damage to completed works, requiring remediation. The focus for our Australia-based Critical Power businesses will be on Kenshaw which has consistently performed and is set to resume it growth trajectory as it seeks services-based contracts and new sources of revenue having obtained its AS/NZS3800 capability.

In our Electric Vehicle segment, Tembo’s order and commitment book increased by 160% to 13,000+ EV drivetrain kits (excluding MOUs and E-jeepneys in the Philippines), demonstrating the increasing demand for fleet electrification solutions across the globe and across sectors. On the operational side, the first version of the next generation EUV conversion kit was fully integrated into a vehicle in December and underwent extensive testing to prepare the ramp-up in production required to deliver to our existing partners and customers later this calendar year 2023. Post balance date, we also secured access to a new complementary $10bn+ addressable market by signing a definitive deal with the original jeepney manufacturer, E-Francisco Motors in the Philippines to converting the iconic jeepney public utility vehicles to electric.

Throughout FY2023, Tembo also continued to selectively hire experienced engineering talent in its key markets, several of them world leading experts in their field having worked for the likes of Tesla, Rivian, Toyota, amongst others. Since 1 July 2022, we have hired 15 full time engineers in the UK, Netherlands, Australia and the United States for Tembo and Vivo SES, as well as a number of key engineering advisers. In doing so, we have more than doubled the cumulative years of direct EV engineering experience to over 100 years.

On the Caret front, we have signed a term sheet with Backbone Digital, contributing 2 of our Texas solar projects (totalling 96.5MW-DC) at a valuation of US$7.7m.

As always, the VivoPower team remains focused on achieving its medium to long term strategic, financial and impact goals.”

About Non-IFRS Financial Measures

Our results include certain non-IFRS financial measures, including adjusted EBITDA, adjusted net after-tax loss and adjusted EPS. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP (“Generally Accepted Accounting Principles”) financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.

The tables included in this press release titled “Reconciliation of Adjusted (Underlying) EBITDA for Continuing Operations to IFRS Financial Measures” and “Reconciliation of Adjusted (Underlying) Net After-Tax Loss for Continuing Operations and Adjusted (Underlying) EPS to IFRS Financial Measures” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

Adjusted (Underlying) EBITDA equates to earnings before interest, taxes, depreciation and amortization, non-cash-based share compensation, impairment of assets, impairment of goodwill, and restructuring and other non-recurring costs. See the reconciliation of non-IFRS measures on next page.

Adjusted net after-tax loss equates to net after-tax loss adjusted for restructuring and other non-recurring costs and cost of sales – nonrecurring. See the reconciliation of non-IFRS measures on next page.

Adjusted (Underlying) EPS equates to earnings per share adjusted for restructuring and other non-recurring costs and cost of sales - nonrecurring. See the reconciliation of non-IFRS measures on next page.

Reconciliation of Adjusted (Underlying) EBITDA for Continuing Operations to IFRS Financial Measures

	Twelve months ended June 30
(US dollars in thousands)	2023	2022
Net after-tax loss	(24,355)	(22,054)
Loss from discontinued operations	4,207	625
Net after-tax Loss from continuing operations	(20,148)	(21,429)
Income tax	540	(1,968)
Net finance expense	6,210	8,431
Share based compensation	148	1,900
Restructuring & other non-recurring costs	2,084	443
Depreciation and amortisation	1,581	1,620
Non-recurring cost of sales [1]	3,850	1,881
Adjusted (Underlying) EBITDA for continuing operations	(5,735)	(9,122)

Note: (1) Non-recurring cost of sales is related to one-off loss on Edenvale solar farm in FY23 and Bluegrass project in FY22.

Reconciliation of Adjusted (Underlying) Net After-Tax Loss for Continuing Operations and Adjusted (Underlying) EPS to IFRS Financial Measures

	Twelve months ended June 30
(US dollars in thousands except per share amounts)	2023	2022
Net after-tax loss from continuing operations	(20,148)	(21,429)
Restructuring & other non-recurring costs	2,084	443
Non-recurring cost of sales [1]	3,850	1,881
Adjusted (Underlying) net after-tax loss from continuing operations	(14,215)	(19,105)

Loss from continuing operations – per share	(0.82)	(1.03)
Restructuring & other non-recurring – per share	0.08	0.02
Non-recurring cost of sales [1] – per share	0.16	0.09
Adjusted (Underlying) continuing EPS	(0.58)	(0.92)

Note: (1) Non-recurring cost of sales is related to one-off loss on Edenvale solar farm in FY23 and Bluegrass project in FY22.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions, information regarding the future economic performance and financial condition of the Company, the plans and objectives of the Company’s management, and the Company’s assumptions regarding such performance and plans. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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